    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1999

                                                       REGISTRATION NO. 333-____
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3

                        REGISTRATION STATEMENT UNDER THE
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NATIONSRENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7353                              31-1570069
  (State or Other Jurisdiction of
           Incorporation or              (Primary Standard Industrial               (I.R.S. Employer
           Organization)                 Classification Code Number)             Identification Number)

                    450 EAST LAS OLAS BOULEVARD, SUITE 1400
                         FT. LAUDERDALE, FLORIDA 33301
                                 (954) 760-6550
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               JOSEPH H. IZHAKOFF
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               NATIONSRENT, INC.
                          450 EAST LAS OLAS BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 760-6550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:
                             STEPHEN K. RODDENBERRY
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                       ONE S.E. THIRD AVENUE, 28TH FLOOR
                           MIAMI, FLORIDA 33131-1704
                                 (305) 374-5600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------------------------
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED             PROPOSED
                                                                          MAXIMUM              MAXIMUM             AMOUNT OF
            TITLE OF EACH CLASS OF                   AMOUNT TO        OFFERING PRICE          AGGREGATE          REGISTRATION
          SECURITIES TO BE REGISTERED            BE REGISTERED(1)       PER UNIT(2)       OFFERING PRICE(2)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.........    52,574,088(3)          $7.375            $387,763,399           $2,142(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend or similar transaction. Includes a good faith estimate of the maximum number of shares of common stock issuable upon the conversion of convertible promissory notes at the election of the registrant which estimate may include more shares than are set forth in the Prospectus.
(2) Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the amount of the registration fee. The average of the high and low prices of a share on The New York Stock Exchange was $7.375 on October 4, 1999.
(3) Includes 15,186,913 shares previously registered on a Registration Statement on Form S-1 (Regis. No. 333-69997) and 36,342,444 shares previously registered on a Registration Statement on Form S-1 (Regis. No. 333-60551), which are being carried forward and included in this Registration Statement pursuant to Rule 429 under the Securities Act. The registrant paid registration fees of $26,123.39 on December 31, 1998 and $124,245.83 on August 6, 1998, in connection with the original registration of the 15,186,913 shares and the 36,342,444 shares, respectively. Therefore, the registration fee has been calculated on the registration of 1,044,731 shares.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS                         REGISTRATION STATEMENT FILE NO. 333- ________

                               52,459,754 SHARES

                            (NATIONSRENT, INC. LOGO)
                                  COMMON STOCK

     The selling stockholders identified in this Prospectus may offer from time to time 52,459,754 shares of common stock of NationsRent, Inc. The selling stockholders have acquired the shares of common stock offered by this Prospectus in private placement transactions and in connection with business acquisitions we have made. The shares of common stock offered by this Prospectus include 9,300,868 shares which certain of the selling stockholders may acquire pursuant to the conversion of convertible promissory notes or the exercise of warrants. Registering these shares of common stock will allow the selling stockholders to publicly sell or otherwise distribute their shares of common stock.

     The selling stockholders may offer these shares of common stock in one or more transactions on The New York Stock Exchange at prices then prevailing, in negotiated transactions or otherwise. The selling stockholders and brokers through whom the sale of the shares of common stock are made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In addition, any profits realized by the selling stockholders or such brokers on the sale of shares of common stock may be deemed to be underwriting commissions under the Securities Act. This Prospectus also may be used, with our prior consent, by donees of the selling stockholders, or by other persons acquiring these shares and who wish to offer and sell the shares under circumstances requiring or making desirable its use. The price at which any of the shares of common stock may be sold and the commissions paid in connection with any sale may vary from transaction to transaction. We will pay certain expenses of this offering.

                         ------------------------------

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                         ------------------------------

                                 Trading Symbol
                         New York Stock Exchange -- NRI

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                The date of this Prospectus is  ________ , 1999.

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................     2
The Company.................................................     4
Risk Factors................................................     5
Use of Proceeds.............................................    10
Selling Stockholders........................................    10
Plan of Distribution........................................    14
Description of Capital Stock................................    15
Legal Matters...............................................    18
Experts.....................................................    18

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied, without charge, at the Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 or on the SEC's web site on the Internet at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed:

          (a) Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 29, 1999, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 1998 filed with the SEC on May 28, 1999;

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 (as filed with the SEC on May 17, 1999) and June 30, 1999 (as filed with the SEC on August 16, 1999);

          (c) Current Reports on Form 8-K dated January 6, 1999 (as filed with the SEC on January 6, 1999), January 27, 1999 (as filed with the SEC on January 27, 1999), April 7, 1999 (as filed with the SEC on April 8, 1999 and as amended on April 8, 1999) and May 20, 1999 (as filed with the SEC on May 21, 1999);

          (d) The description of our common stock contained in the Registration Statement on Form 8-A, as filed with the SEC on July 13, 1998, and any amendment or report filed with the SEC for the purpose of updating such description; and

          (e) The prospectus contained in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (SEC File No. 333-69997), as filed with the SEC on June 28, 1999, and the supplement to the prospectus, as filed with the SEC on September 9, 1999.

     You may request a copy of these filings at no cost, by writing to or telephoning Joseph H. Izhakoff, Vice President, Secretary and General Counsel at the following address:

                     NationsRent, Inc.
                     450 East Las Olas Boulevard, Suite 1400
                     Ft. Lauderdale, FL 33301
                     (954) 760-6550

     You should rely only on the information in or incorporated by reference in this Prospectus or any Prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus supplement is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

WHO WE ARE

     NationsRent is one of the fastest growing equipment rental companies in the United States. We have acquired a platform of equipment rental businesses concentrated in selected markets and are building a network of nationally branded locations. We have become a leading provider of rental equipment as a result of our strategy to acquire core businesses, open or acquire additional locations concentrated around those businesses and expand our rental fleet. We believe that this "cluster" strategy enables us to increase profitability in our acquired stores and achieve profitability in our newly opened locations more quickly than our competitors. By implementing the cluster strategy and expanding our fleet of rental equipment, we are able to provide a full range of rental equipment to customers with a wide variety of equipment rental needs. As of September 30, 1999, we have acquired 48 equipment rental businesses and operate 161 locations in 24 states.

     NationsRent was incorporated in the State of Delaware in August 1997. Our common stock is traded on The New York Stock Exchange under the symbol "NRI." Our principal executive offices are located at 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and our telephone number is (954) 760-6550.

WHAT WE DO

     We offer a comprehensive line of equipment for rental primarily to a broad range of construction and industrial customers, including heavy highway contractors, general contractors, subcontractors, manufacturing plants and distribution centers. We also sell used and new equipment, spare parts and supplies, and provide maintenance and repair services. Our locations offer a full range of high quality, well-maintained rental equipment, including the following:

                                 -aerial lifts and work
- backhoes                        platforms                     - articulated trucks

- bulldozers                     - compressors and generators   - excavators

- skid steer loaders             - specialized hand tools       - wheel loaders

                              RECENT DEVELOPMENTS

     In August 1999, we completed the sale of $100 million of our perpetual Series A Convertible Preferred Stock to NR Holdings Limited and NR Investments Limited. The private placement took place in two steps. On July 20, 1999, we sold $78 million of the Series A Preferred Stock, and on August 31, 1999, following stockholder approval at a special meeting of stockholders, we sold the remaining $22 million.

                                  RISK FACTORS

     You should carefully consider the risk factors set forth below, as well as the other information appearing elsewhere in this Prospectus, before making an investment in our common stock. The risks described below are not the only ones that we face. Additional risks about which we do not yet know or that we currently think are immaterial may also impair our business operations. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This Prospectus includes and incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including in particular the statements about our plans, strategies and prospects. These statements may be made directly in this Prospectus or may be "incorporated by reference" to other documents. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below and in the documents that we have incorporated by reference. All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth below.

WE HAVE SUBSTANTIAL INDEBTEDNESS AND OUR ABILITY TO GENERATE CASH IN ORDER TO SERVICE OUR INDEBTEDNESS DEPENDS ON MANY FACTORS BEYOND OUR CONTROL

     Our leverage is significant in relation to our equity. At June 30, 1999, we had total debt and stockholders' equity as set forth in the table below (dollars in thousands):

                                                           AT JUNE 30, 1999
                                                           -----------------
                                                              (UNAUDITED)
Total debt...............................................      $787,036
Stockholders' equity.....................................       296,382

     The level of our indebtedness could have important consequences to us, including the following:

     - our ability to obtain any necessary financing in the future for capital expenditures, working capital, debt service requirements, acquisitions or other purposes may be limited;

     - a substantial portion of our cash flow from operations must be dedicated to the payment of principal of and interest on our indebtedness and other obligations;

     - significant levels of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business;

     - we will be more highly leveraged than some of our competitors; and

     - our high degree of indebtedness will make us more vulnerable to a default and the consequences (such as a bankruptcy or workout) in the event of a downturn in our business.

WE MAY NOT BE ABLE TO EXECUTE OUR GROWTH STRATEGY

     A principal component of our growth strategy is to expand through additional acquisitions and to open new locations. We expect our growth strategy will affect short-term cash flow and net income as we increase our indebtedness and incur expenses to open new locations, make acquisitions and expand our rental fleet. As a result, revenue and operating results may fluctuate. Our future growth will depend on a number of factors including our ability to:

     - identify acceptable acquisition candidates and suitable locations for new stores;

     - complete acquisitions and obtain sites for new locations on favorable terms;

     - promptly and successfully integrate acquired businesses and newly opened locations with our existing operations;

     - expand our customer base; and

     - obtain financing to support expansion.

     We cannot assure you that we will successfully expand or that any expansion will result in profitability. The failure to effectively identify, evaluate and integrate acquired businesses and newly opened locations could adversely affect our growth prospects. We also cannot assure success in entering new geographic markets, which may have different competitive conditions, seasonality and demographic characteristics than our current markets.

     As we expand through acquisitions and the opening of new locations, we expect to increase the number of our employees, the scope of our operating and financial systems and the geographic area of our operations. This growth will increase the complexity of operations and the level of responsibility for both existing and new management personnel. We may not be able to attract and retain qualified management and employees and our current operating and financial systems and controls may not be adequate to support our expected growth.

OUR FUTURE GROWTH WILL DEPEND ON OBTAINING ADDITIONAL CAPITAL

     Our ability to remain competitive, sustain our growth and expand our operations through new locations and acquisitions largely depends on our access to capital. We must also make ongoing capital expenditures to maintain the condition of our rental fleet in order to remain competitive and provide our customers with high-quality equipment. Historically, we financed capital expenditures, acquisitions and new locations primarily through the issuance of equity securities, secured bank borrowings, financing from equipment suppliers, the issuance of senior subordinated notes and internally generated cash flow. As of September 29, 1999, we had senior credit facilities consisting of a $300.0 million term loan due July 2006 and a $500.0 million revolving line of credit due July 2004 of which $157.6 million was outstanding under the line of credit. To implement our growth strategy and meet our capital needs, we plan to issue additional equity securities and incur additional indebtedness in the future. We cannot assure you that we will be able to obtain additional capital, if and when required, on acceptable terms, or at all. If we cannot obtain sufficient additional capital in the future, we will have to curtail growth or delay capital expenditures, which would have a material adverse effect on our business, financial condition or results of operations.

THE TERMS OF OUR EXISTING INDEBTEDNESS MAY RESTRICT OUR ABILITY TO GROW

     Our senior credit facilities contain a number of covenants that limit our ability to dispose of assets or merge, incur debt, pay dividends, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate activities. The Indenture governing our 10 3/8% senior subordinated notes due 2008 also contains a number of similar restrictive covenants. As a result of these covenants, our ability to respond to changing business and economic conditions and to secure additional financing may be significantly restricted.

THE EQUIPMENT RENTAL INDUSTRY IS HIGHLY COMPETITIVE

     Our competitors include large national rental companies, equipment manufacturers, regional corporations, smaller independent businesses and equipment vendors and dealers who both sell and rent equipment to customers. Some of our competitors have greater financial resources, are more geographically diverse and have greater name recognition than we have. We may encounter increased competition from existing competitors or new market entrants, such as equipment manufacturers, that may be significantly larger and have greater financial and marketing resources than we have.

Competitors may compete not only for customers but also for acquisition candidates and new locations that could have the effect of increasing prices for acquisitions and limiting available expansion locations.

WE HAVE A LIMITED OPERATING HISTORY

     We were formed in August 1997 and commenced operations in September 1997 with our acquisition of Sam's Equipment Rental, Inc. and Gabriel Trailer Manufacturing Company, Inc., considered our predecessor company. Accordingly, you can only evaluate us, our growth strategy and our prospects based upon our limited operating history. You must evaluate our company's prospects in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development. Although we have recently experienced growth in revenue and net income, we cannot assure you that this growth can or will be sustained or that our strategy of building a network of nationally branded equipment rental locations will lead to continued growth in revenue and net income.

OUR REVENUE AND OPERATING RESULTS ARE LIKELY TO CONTINUE TO FLUCTUATE

     Our revenue and operating results have varied from quarter to quarter and we expect that they will continue to fluctuate in the future due to:

     - general economic conditions in our markets;

     - adverse weather conditions;

     - the timing and cost of acquisitions and new locations;

     - the effectiveness of integrating acquired businesses and new locations;

     - the timing of fleet expansion capital expenditures;

     - the realization of targeted equipment utilization rates;

     - seasonal rental and purchasing patterns of our customers; and

     - price changes in response to competitive factors.

     We will incur various costs in establishing or integrating newly acquired and opened locations, and the profitability of a new location is generally expected to be lower in the initial period of its operation.

WE MUST COMPLY WITH VARIOUS SAFETY AND ENVIRONMENTAL REGULATIONS THAT MAY INCREASE EXPENSES AND LIABILITIES

     Our equipment, facilities and operations are subject to federal, state and local laws and regulations governing occupational health and safety and environmental protection. Under these laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous substances located on such property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous substances. Some of our existing and former locations use and have used such substances and currently generate or have generated or disposed of wastes, which are or may be considered hazardous or otherwise are subject to applicable environmental requirements. We use hazardous materials such as solvents to clean and maintain our rental fleets. We also generate and dispose waste such as used motor oil, radiator fluid and solvents, and we may be liable under various federal, state and local laws for environmental contamination at facilities where our waste is or has been disposed. In addition, we dispense petroleum products from underground and above-ground storage tanks located at certain rental locations that we own or operate. We incur ongoing expenses associated with the removal of older underground storage tanks and other activities in order to comply with environmental laws and we also perform remediation at certain of our locations. We cannot assure you that environmental and safety requirements will not become more stringent or be interpreted and applied more stringently in the future, or that we will not indemnify other parties for adverse environmental conditions that are currently known to us. Such future changes or interpretations, or the indemnification for such adverse environmental conditions, could result in additional environmental compliance or remediation costs not currently anticipated by us, which could have a material adverse effect on our business, financial condition or results of operations.

WE MAY INCUR UNANTICIPATED LIABILITIES ASSOCIATED WITH ACQUISITIONS

     There may be liabilities that we fail or are unable to discover in the course of performing due diligence investigations on each business we have acquired or may acquire in the future. These liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which a successor owner may be responsible. We try to minimize these risks by conducting such due diligence as we deem appropriate under the circumstances. However, we cannot assure you that we have identified or, in the case of future acquisitions, will identify, all existing or potential risks, or that indemnification obtained from a seller, if any, will be enforceable, collectible or sufficient in amounts, scope or duration to fully offset the possible liabilities associated with the business acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

SOME OF OUR LIABILITIES MAY NOT BE COVERED BY INSURANCE

     Our business exposes us to possible claims for personal injury or death resulting from the use of equipment we rent or sell and from injuries caused in motor vehicle accidents in which delivery or service personnel are involved. We carry comprehensive insurance subject to a deductible. We cannot assure that existing or future claims will not exceed the level of our insurance, or that our insurance will continue to be available on economically reasonable terms, if at all.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE A CONTROLLING INTEREST IN OUR COMPANY

     As of August 31, 1999, our executive officers and directors, including H. Wayne Huizenga, beneficially owned approximately 36.4% of our common stock. In addition, as of August 31, 1999, H. Family Investments, Inc., a Florida corporation controlled by H. Wayne Huizenga, Jr., Mr. Huizenga's son, owned approximately 21.3% of our outstanding common stock and Investcorp, S.A., an entity affiliated with our directors Christopher J. O'Brien and Charles J. Philippin, owned 100,000 shares of our Series A Preferred Stock which is convertible into approximately 20.2% of our outstanding common stock. As a result, our executive officers and directors are, together with H. Family Investments, Inc. and Investcorp S.A., able to exercise controlling influence over the outcome of matters submitted to our stockholders for approval, including the election of directors.

THE VALUE OF YOUR COMMON STOCK MAY BE DILUTED DUE TO FUTURE STOCK ISSUANCES

     You may experience dilution as a result of shares of common stock which may be issued in connection with future capital raising transactions and business acquisitions and as a result of the issuance and exercise of stock options.

THE PRICE OF OUR COMMON STOCK IS SUBJECT TO VOLATILITY

     The market price of the common stock could be subject to significant fluctuations due to variation in our operating results, changes in earnings estimates by investment analysts, the success or failure of our growth strategy, and changes in business or regulatory conditions affecting us. In addition, the stock market has from time to time experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. Such fluctuations could materially adversely affect the market price of our common stock.

WE ARE RESTRICTED IN OUR ABILITY TO PAY DIVIDENDS

     Our senior credit facilities and the Indenture governing our 10 3/8% senior subordinated notes due 2008 restrict us from paying dividends on our common stock. We do not expect to pay dividends on our common stock in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT MARKET PRICES OF OUR COMMON STOCK

     As of August 31, 1999, we had 56,453,781 shares of common stock and 100,000 shares of Series A Preferred Stock outstanding. Pursuant to this Prospectus, we are registering 52,459,754 shares of common stock which includes 9,300,868 shares of common stock issuable upon the conversion of promissory notes or upon the exercise of warrants. In addition, we have registered under the Securities Act pursuant to separate registration statements approximately 8,300,000 shares of common stock reserved for issuance pursuant to options granted and which may be granted to our employees. We have granted registration rights with respect to approximately 14.3 million shares of common stock issuable upon conversion of the 100,000 shares of Series A Preferred Stock outstanding. We may issue additional shares of common stock and securities convertible into common stock in connection with acquisitions, capital raising transactions or otherwise for which we may grant registration rights. We cannot make any predictions as to the effect, if any, that market sales of shares of our common stock or the availability of the shares of common stock for sale will have on the market price for shares of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our ability to raise capital through an offering of equity securities.

THE YEAR 2000 ISSUE MAY ADVERSELY AFFECT OUR COMPUTER SYSTEMS

     We are aware of the issues associated with the programming code in existing computer software systems as the Year 2000 approaches. The Year 2000 problem is pervasive and complex, and virtually every computer operation could be affected in some way by the rollover of the two-digit year value to "00." The issue is whether systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize this information could generate erroneous data or cause complete system failures. Our management information system has been developed and is being tested to ensure that it is Year 2000 compliant. We expect to convert all of the information systems of the businesses we acquire to our management information system as soon as practicable after each acquisition is completed. However, we cannot assure you that all such systems will be converted prior to December 31, 1999. Although we do not anticipate any material adverse effects from the Year 2000 issue, we cannot assure you that we, or any business we acquire, or any of our customers or vendors will not experience interruptions of operations because of Year 2000 problems. Although we do not expect to incur significant expense to address the Year 2000 issue beyond our capital investment in the management information system, Year 2000 problems might require us to incur unanticipated expenses and such expenses could have a material adverse effect on our business, financial condition, results of operations or prospects.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock offered by the selling stockholders pursuant to this Prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder, the aggregate number of shares of common stock beneficially owned by each selling stockholder as of the date of this Prospectus and the aggregate number of shares of common stock registered by this Prospectus that each selling stockholder may offer and sell pursuant to this Prospectus. Because the selling stockholders may offer all or a portion of the shares offered under this Prospectus at any time and from time to time after the date of this Prospectus, no estimate can be made of the number of shares that each selling stockholder may retain upon completion of this offering. However, if all of the shares offered under this Prospectus are sold by the selling stockholders, then unless otherwise noted, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding. Of the 52,459,754 shares offered by this Prospectus, 43,158,886 shares are issued and outstanding as of the date of this Prospectus and 9,300,868 shares have been reserved for issuance by our company to certain selling stockholders upon the conversion of outstanding convertible promissory notes and upon the exercise of outstanding warrants as set forth in the endnotes to the following table. To our knowledge, none of the selling stockholders has had within the past three years any material relationship with our company or any of its predecessors or affiliates except as set forth in the endnotes to the following table.

                                                                   NUMBER OF
                                                              SHARES BENEFICIALLY      SHARES TO BE OFFERED
                                                                OWNED PRIOR TO          FOR THE ACCOUNT OF
                    SELLING STOCKHOLDERS                        THE OFFERING(1)        SELLING STOCKHOLDERS
                    --------------------                      -------------------      --------------------
1997 Ray L. and Ellen M. O'Neal Irrevocable Trust for Don R.
  O'Neal(2).................................................       1,966,000                 1,966,000
1997 Ray L. and Ellen M. O'Neal Irrevocable Trust for Linda
  O. Moore(2)...............................................       1,966,000                 1,966,000
Kenneth D. Acton(3).........................................           5,965(4)                  5,965(4)
Tiffany O. Alvarez(2).......................................         104,347                   104,347
Pamela K.M. Beall & John M. Beall, Tenants by the
  Entireties(5).............................................          46,365                    46,365
Pamela K.M. Beall, Trustee Pamela K.M. Beall Trust dated
  February 20, 1998(5)......................................          46,365                    46,365
Berrard Holdings Limited Partnership........................         463,650                   463,650
Robert V. Berthold, Jr.(6)..................................          22,581(4)                 22,581(4)
Byron H. Black(6)...........................................          28,226(4)                 28,226(4)
Bode-Finn Limited Partnership(7)............................       1,090,800(8)              1,090,800(8)
Gary A. Bonds(9)............................................         101,666                   101,666
Cris V. Branden.............................................         185,460                   185,460
Thomas H. Bruinooge(10).....................................          37,092                    37,092
Randy Burden(11)............................................          41,108(12)                41,108(12)
C&E Rental and Service, Inc.(13)............................         250,000(4)                250,000(4)
Charleigh R. Davis(14)......................................         119,047(15)               119,047(15)
Dimeo Construction Company(16)..............................         200,000(17)               200,000(17)
Finally Limited Partnership.................................         463,650                   463,650
GDJ, Jr. Investments Limited Partnership....................         316,000                   316,000
Gary L. Gabriel(18).........................................         325,000(4)                325,000(4)
Gary L. Gabriel as Trustee of the Gary L. Gabriel Grantor
  Retained Annuity Trust Theta(18)..........................          86,250(4)                 86,250(4)
Troy L. Gabriel as Trustee of the Gary L. Gabriel Grantor
  Retained Annuity Trust Alpha(18)..........................         250,000(4)                250,000(4)
H. Family Investments, Inc.(19).............................      12,000,000                12,000,000
Richard L. Handley..........................................          92,730                    92,730
Kris E. Hansel(20)..........................................          37,092                    37,092
Harris W. Hudson Limited Partnership(21)....................         463,650                   463,650
Huizenga Investments Limited Partnership(22)................       1,632,047                 1,632,047
Kent E. Jackfert(6).........................................          22,581(4)                 22,581(4)

                                                                   NUMBER OF
                                                              SHARES BENEFICIALLY      SHARES TO BE OFFERED
                                                                OWNED PRIOR TO          FOR THE ACCOUNT OF
                    SELLING STOCKHOLDERS                        THE OFFERING(1)        SELLING STOCKHOLDERS
                    --------------------                      -------------------      --------------------
Ronald L. Jackson(23).......................................          50,000(17)                50,000(17)
Leslie R. Jackson, Trustee of the Leslie R. Jackson
  Revocable Trust of 1993(23)...............................           5,000(17)                 5,000(17)
J.R. Equipment Rental, Inc. d/b/a Howe Rental & Sales(24)...         471,500(25)               471,500(25)
Kady Investment Group.......................................          74,184                    74,184
James E. Kelly and Virginia M. Kelly(26)....................         312,500(4)                312,500(4)
Kirk Holdings Limited Partnership(27).......................      12,000,100                12,000,000
M. Steven Langman...........................................          37,092                    37,092
James B. Lathrop(3).........................................          69,534(4)                 69,534(4)
Bill Lewis(28)..............................................         206,957                   206,957
Gary Lewis(28)..............................................         285,067                   285,067
Steven Lewis(28)............................................         128,813                   128,813
Tim Lewis(28)...............................................         206,990                   206,990
Linda S. Moore(2)...........................................         323,632                   323,632
Naples Rent -- All and Sales Company, Inc.(29)..............         125,000(4)                125,000(4)
Michael O'Bryan(3)..........................................         189,228(4)                189,228(4)
O'Neal Revocable Trust(2)...................................         436,889                   436,889
Don R. O'Neal(2)............................................       1,436,910                 1,433,910
Elizabeth M. O'Neal(2)......................................         621,392                   621,392
Michael R. O'Neal(2)........................................         104,347                   104,347
Robert Orders(6)............................................          11,290(4)                 11,290(4)
Gene J. Ostrow(30)..........................................       1,000,000                 1,000,000
Joseph W. Palladino.........................................           3,300                     3,300
Joseph N. Palladino.........................................           3,300                     3,300
Margaret S. Palladino.......................................           3,300                     3,300
Joseph N. Palladino, Jr.....................................           3,300                     3,300
Kenneth D. Petty and Ted L. Petty(31).......................         376,762(32)               376,762(32)
Philip Vincent Petrocelli & Emilie Cohen Petrocelli (or
  their successor(s)), Trustees, Emilie and Philip
  Petrocelli, 1998 Family Trust dated February 18,
  1998(33)..................................................         111,276                   111,276
Guy R. Piccolo..............................................           3,300                     3,300
Sofia M. Piccolo............................................           3,300                     3,300
Ronald Piccolo & Maria Piccolo..............................           3,300                     3,300
Gregory R. Pierce(34).......................................          35,348(17)                35,348(17)
Robert C. Pierce(34)........................................         164,652(17)               164,652(17)
William M. Pierce...........................................         278,190                   278,190
Placer Equipment Rentals, Inc.(35)..........................         216,666(36)               216,666(36)
Linda Raymond(3)............................................         343,690(4)                343,690(4)
Oliver Raymond(3)...........................................         883,470(4)                883,470(4)
Raymond E. Mason Foundation(7)..............................         259,200(8)                259,200(8)
Reliable Rental and Supply Co., Inc.(37)....................         265,111(38)               265,111(38)
Revco Equipment Rentals, Inc.(39)...........................         112,500(4)                112,500(4)
Thomas Richardson as Trustee of the Gary L. Gabriel Grantor
  Retained Annuity Trust Beta(18)...........................         250,000(4)                250,000(4)
Bryan T. Rich(40)...........................................       1,683,237(41)             1,683,237(41)
Bryan T. Rich & Judy A. Rich(40)............................       1,400,000                 1,400,000
Bryan T. Rich, Jr...........................................          25,000                    25,000
Anthony J. Rich.............................................          25,000                    25,000
Francis P. Rich, Jr., Trustee of the Francis P. Rich, Jr.
  Revocable Trust of 1986(42)...............................         299,078(43)               299,078(43)
June A. Rich, Trustee of the June A. Rich Revocable Trust of
  1986(42)..................................................         299,078(43)               299,078(43)
James T. Rich Family Associates, LLC(42)....................          41,642(44)                41,642(44)
Joyia E. Rich Family Associates, LLC(42)....................          41,642(44)                41,642(44)
River City Rentals(45)......................................       1,147,572(46)             1,147,572(46)
Mary Sue Rozum(47)..........................................           1,938(4)                  1,938(4)
John C. Scherer(48).........................................          27,819                    27,819
Joseph R. Scherzinger(49)...................................         125,899(50)               125,899(50)
Francis E. Scozio, Sr.(47)..................................           1,938(4)                  1,938(4)
Sheffield Equipment Co., Inc.(51)...........................         109,536(52)               109,536(52)
Lynda Short(53).............................................         152,970                   152,970
Fred Silhanek(47)...........................................          55,412(4)                 55,412(4)
Rose Silhanek(47)...........................................          65,712(4)                 65,712(4)
Douglas M. Suliman(40)......................................         789,084(54)               789,084(54)
Andrew W. Sweet.............................................           9,273                     9,273
Andrew Teeter(6)............................................          11,290(4)                 11,290(4)
Donald P. Tewell(3).........................................           8,112(4)                  8,112(4)

                                                                   NUMBER OF
                                                              SHARES BENEFICIALLY      SHARES TO BE OFFERED
                                                                OWNED PRIOR TO          FOR THE ACCOUNT OF
                    SELLING STOCKHOLDERS                        THE OFFERING(1)        SELLING STOCKHOLDERS
                    --------------------                      -------------------      --------------------
William O. Tracy, III(6)....................................          45,161(4)                 45,161(4)
Gary Tripp(11)..............................................          41,108(12)                41,108(12)
Fred W. Truman(6)...........................................          22,581(4)                 22,581(4)
U-Rent It Company, Inc.(55).................................          62,500                    62,500
Frank Villella(53)..........................................         239,732                   239,732
Thomas Villella(53).........................................         116,037                   116,037
Thomas J. Watts, Sr.(56)....................................       1,250,000(4)              1,250,000(4)
Weezor I Limited Partnership................................         463,650                   463,650
Robert M. Yager(57).........................................         109,501(17)               109,501(17)
Samuel Yerrid(6)............................................          11,290(4)                 11,290(4)

---------------

 (1) As used in this Prospectus, beneficial ownership means the power to vote or dispose of a security or the power to direct the voting or disposition of a security.
 (2) Held an ownership interest in Ray L. O'Neal, Inc. and Arenco, LLC prior to our acquisition of these companies.
 (3) Served as an officer and/or director of and/or held an equity interest in Raymond Equipment Company Inc. prior to our acquisition of Raymond Equipment.
 (4) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $8.00 per share.
 (5) Ms. Beall currently serves as our Vice President, Assistant Secretary and Treasurer.
 (6) Served as an officer and/or director of and/or held an equity interest in Titan Rentals, Inc. prior to our acquisition of Titan. Mr. Tracy currently serves as a Manager, District Operations of our company.
 (7) Held an equity interest in Bode-Finn Limited Partnership prior to our acquisition of Bode-Finn.
 (8) Consists of shares of common stock issuable upon conversion of promissory notes and upon exercise of warrants which are convertible or exercisable, as the case may be, at $8.00 per share.
 (9) Held an ownership interest in Advanced Construction Equipment, Inc. prior to our acquisition of Advanced Construction.
(10) Mr. Bruinooge currently serves as a director of our company.
(11) Held an ownership interest in Southeast Rental and Leasing, Inc. prior to our acquisition of Southeast Rental.
(12) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $8.21 per share.
(13) We have acquired all of the assets of C&E Rental and Service, Inc.
(14) Held an ownership interest in EP Company, Inc. (d/b/a AA Rent Village) prior to our acquisition of EP Company.
(15) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $8.40 per share.
(16) We acquired all of the assets of Chapman Equipment Company, a division of Dimeo Construction Company.
(17) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $10.00 per share.
(18) Served as an officer and/or director of and/or held an equity interest in Sam's prior to our acquisition of Sam's. Gary L. Gabriel currently serves as director of our company and provides certain consulting services to our company. Troy L. Gabriel currently serves as a regional vice president, business development of our company. Mr. Richardson currently serves as a vice president, district operations of our company.
(19) H. Family Investments is one of our co-founders and is controlled by H. Wayne Huizenga, Jr. who served as a director of our company until June 1998.
(20) Mr. Hansel currently serves as our Vice President and Controller.
(21) Harris W. Hudson Limited Partnership is a Nevada Limited partnership controlled by Harris W. Hudson who currently serves as a director of our company.
(22) Huizenga Investments Limited Partnership is a Nevada limited partnership controlled by H. Wayne Huizenga who currently serves as a director of our company.
(23) Served as an officer and/or director and/or held an equity interest in Hudson Rental Center, Inc. prior to our acquisition of Hudson Rental Center, Inc.
(24) We acquired all the assets of J.R. Equipment Rental, Inc. d/b/a Howe Rental & Sales.
(25) Includes 61,500 shares of common stock issuable upon conversion of promissory notes which are convertible at $10.00 per share.
(26) Served as an officer and/or director of and/or held an equity interest in The J. Kelly Co., Inc. prior to our acquisition of J. Kelly.
(27) Kirk Holdings Limited Partnership, a Nevada Limited partnership, is controlled by James L. Kirk, one of the co-founders of our company who currently serves as our Chairman and Chief Executive Officer.
(28) Held ownership interests in Agstar, Inc. and Lightnin' Truck Rental, Inc. prior to our acquisition of Agstar and Lightnin' Truck.

(29) We have acquired all of the assets of Naples Rent-All and Sales Company, Inc.
(30) Mr. Ostrow is one of the co-founders of our company and currently serves as an Executive Vice President and Chief Financial Officer of our company.
(31) Held an ownership interest in Tennessee Tool and Supply, Inc. prior to our acquisition of Tennessee Tool.
(32) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $8.23 per share.
(33) Mr. Petrocelli currently serves as an Executive Vice President of our company.
(34) Served as an officer and/or director and/or held an equity interest in Pierce & Associates, Inc. prior to our acquisition of Pierce & Associates, Inc.
(35) We acquired all the assets of Placer Equipment Rentals, Inc.
(36) Includes 50,000 shares of common stock issuable upon conversion of promissory notes which are convertible at $10.00 per share.
(37) We have acquired all of the assets of Reliable Rental and Supply Co., Inc.
(38) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $9.43 per share.
(39) We have acquired all of the assets of Revco Equipment Rentals, Inc.
(40) Mr. Rich and Mr. Suliman served as officers and held an ownership interest in Logan Equipment Corporation prior to our acquisition of Logan. Mr. Rich currently serves as a regional vice president of our company.
(41) Includes 540,337 shares of common stock issuable upon conversion of promissory notes which are convertible at $12.50 per share.
(42) Served as an officer and/or director and/or held an equity interest in Action Equipment Company, Inc. and Action Supply Co., Inc. prior to our acquisition of the assets of Action Equipment Company, Inc. and Action Supply Co., Inc.
(43) Includes 3,870 shares of common stock issuable upon conversion of promissory notes which are convertible at $12.50 per share.
(44) Includes 1,290 shares of common stock issuable upon conversion of promissory notes which are convertible at $12.50 per share.
(45) We have acquired all of the assets of River City Rentals.
(46) Includes 550,000 shares of common stock issuable upon conversion of promissory notes which are convertible at $10.00 per share.
(47) Served as an officer and/or director of and/or held an equity interest in A-Action Rental, Inc. prior to our acquisition of A-Action.
(48) Mr. Scherer currently serves as an officer of our company.
(49) Held an ownership interest in Prime Enterprises, Inc. d/b/a Total Equipment Rental and Supply Co. prior to our acquisition of Prime Enterprises, Inc.
(50) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $8.34 per share.
(51) We have acquired all of the assets of Sheffield Equipment Co., Inc.
(52) Consists of shares of common stock issuable upon conversion of promissory notes which are convertible at $7.76 per share.
(53) Held an ownership interest in Villella Holding Company prior to our acquisition of Villella Holding.
(54) Includes 135,084 shares of common stock issuable upon conversion of promissory notes which are convertible at $12.50 per share.
(55) We have acquired all of the assets of U-Rent-It Company, Inc.
(56) Served as an officer and director of and held all of the equity interests in Associated Rental Equipment Management Company, Inc. prior to our acquisition of Associated.
(57) Held an ownership interest in Acme Rental, Inc. prior to our acquisition of the ownership interests of Acme Rental.

                              PLAN OF DISTRIBUTION

     The selling stockholders or pledgees may sell or distribute some or all of the shares offered by this Prospectus from time to time through dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on the NYSE or other exchanges on which the common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, or other agent might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with our consent, by donees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of donees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and any other selling stockholder, broker, dealer or other agent relating to the sale or distribution of the shares offered by this Prospectus.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares offered by this Prospectus may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

     We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. Each selling stockholder may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We may agree to indemnify the selling stockholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Our Certificate of Incorporation authorizes capital stock consisting of 5,000,000 shares of preferred stock, par value $0.01 per share, and 250,000,000 shares of common stock. As of August 31, 1999, we had 56,453,781 shares of common stock and 100,000 shares of perpetual Series A Convertible Preferred Stock outstanding. The following summary description of our capital stock is qualified in its entirety by reference to our Certificate of Incorporation, including the Certificate of Designation for the Series A Preferred Stock, the Bylaws and the agreements governing such instruments, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of the common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or our Certificate of Incorporation, the holders of such shares will possess all voting power. Our Certificate of Incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the Board of Directors from time to time, the holders of the common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of our company available for distribution to such holders. See "Dividend Policy."

PREFERRED STOCK

     General

     Our Certificate of Incorporation authorizes the Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including
(1) the designation of the series, (2) the number of shares of the series, which number the Board of Directors may (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares of preferred stock then outstanding), (3) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (4) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (5) the redemption rights and price or prices, if any, for shares of the series, (6) the amount, terms, conditions and manner of operation of any purchase, retirement or sinking fund to be provided for the shares of the series, (7) the rights and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, (8) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, prices or rates of conversion or exchange and all other terms and conditions upon which such conversion or exchange may be made, (9) restrictions on the issuance of shares of the same series or of any other class or series, (10) the voting rights, if any, of the holders of the shares of the series and (11) any other relative rights, preferences and limitations of such series.

     We believe that the ability of the Board of Directors to issue one or more series of preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Subject to certain exceptions, the NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or voting securities outstanding by at least 20%. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the Board of Directors may determine not to seek stockholder approval.

     The Board of Directors could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of our company and its stockholders. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     Series A Preferred Stock

     In July 1999, the Board of Directors authorized 100,000 shares of perpetual Series A Convertible Preferred Stock through adoption of the Certificate of Designation. The Certificate of Designation was amended in August 1999 following approval of our stockholders.

     In accordance with our Certificate of Designation, with respect to distributions upon the liquidation, winding-up and dissolution of our company, our Series A Preferred Stock ranks (1) senior to all classes of our common stock, and each class of capital stock or series of preferred stock established after July 20, 1999, which do not expressly provide that such class or series ranks senior to or on parity with the Series A Preferred Stock, (2) on a parity with any additional shares of Series A Preferred Stock issued in the future and any other class of capital stock or series of preferred stock established after July 20, 1999 which expressly provide that such class or series will rank on a parity with the preferred stock and (3) junior to each class of capital stock or series of preferred stock established after July 20, 1999 which expressly provide that such class or series will rank senior to the Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled to a liquidation preference of $1,000 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

     The Series A Preferred Stock has no stated dividend. However, in the event that we declare or pay any dividends or other distributions upon our common stock other than dividends paid in shares of common stock, we must also declare and pay to the holders of the Series A Preferred Stock the dividends or distributions which would have been declared and paid with respect to the common stock issuable upon conversion of the Series A Preferred Stock. Subject to possible adjustment, each share of Series A Preferred Stock is convertible into
142.857 shares of common stock (representing a conversion price of $7.00 per share of common stock based on the liquidation preference of $1,000 per share of Series A Preferred Stock).

     We have no obligation to redeem or repurchase the Series A Preferred Stock, other than upon a change in control of our company, as set forth in the Certificate of Designation. A change in control occurs when either (1) a person or group becomes the beneficial holder of more than 50% of our total voting stock or (2) there is a merger or a sale or other disposition of all or substantially all of our assets where the holders of our voting stock do not own more than 50% of the voting power of the voting stock of the entity surviving the transaction, or to which the assets were transferred. In the event of a change in control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, we must offer to purchase all of the then outstanding shares of Series A Preferred Stock at a purchase price per share equal to the liquidation preference of the Series A Preferred Stock plus an amount equal to 8.00% of the liquidation preference, compounded annually from the date the preferred stock was issued. In the event of a change in control that is an acquisition that is accounted for under the "pooling-of-interests" method, then all of the then outstanding Series A Preferred Stock will be automatically converted into our common stock having a market value equal to 110% of the price set forth in the prior sentence.

     In the event of a change in control that is not an acquisition accounted for as a pooling-of-interests and is not approved or recommended by the Board of Directors, then we have the option, not the obligation, to offer to purchase all of the then outstanding shares of Series A Preferred Stock. If we elect not to offer to purchase these shares, then the holders of the Series A Preferred Stock have increased conversion rights or increased liquidation preferences and dividend rights if they elect not to convert their preferred stock. Our option not to offer to purchase the shares of Series A Preferred Stock, as set forth above, provides us with additional flexibility upon a change in control that is not approved by our Board of Directors but may have an anti-takeover effect.

     At any time after the first anniversary of the issuance of the Series A Preferred Stock, we may, at our election, redeem, in whole but not in part, the shares of then outstanding Series A Preferred Stock at a purchase price in cash per share equal to $14.00 compounded annually at the rate of 20% per annum for the period from the first anniversary of the issuance of the Series A Preferred Stock up to and including the date of redemption.

     The holders of Series A Preferred Stock are entitled to vote together with the holders of the common stock on all matters submitted to our stockholders for a vote except where holders of Series A Preferred Stock are entitled to vote separately as a class as set forth in the Certificate of Designation and except as otherwise required by applicable law. Each share of Series A Preferred Stock is entitled to one vote for each share of common stock issuable upon conversion of such share of Series A Preferred Stock. The holders of the Series A Preferred Stock, voting separately as a single class, may elect (1) two members of our Board of Directors if Investcorp S.A. and its affiliates have voting or dispositive power with respect to at least 66,666 shares of Series A Preferred Stock, or (2) one member of our Board of Directors if Investcorp S.A. and its affiliates have voting or dispositive power with respect to at least 33,333 shares of Series A Preferred Stock (but less than 66,666 shares of Series A Preferred Stock).

     Provided the holders of Series A Preferred Stock are entitled to elect as a class at least one member of our Board of Directors, then the holders of Series A Preferred Stock shall have preemptive rights to purchase or subscribe to purchase any of our capital stock, or any obligation or security convertible or exchangeable into or evidencing the right to purchase any capital stock, which we may offer from time to time for cash in a public offering or private placement, subject to certain limitations.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for our company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain attorneys at Akerman, Senterfitt & Eidson, P.A. currently own shares of common stock.

                                    EXPERTS

     The financial statements of our company, Gabriel Trailer Manufacturing Company, Inc., The Bode-Finn Company, RFL Enterprises, Inc., Naples Rent-All & Sales Company, Inc., Raymond Equipment Company, Inc., The Florida Panhandle and Southeast Texas Divisions of General Rental, Inc., Associated Rental Equipment Management Company, Inc., Revco Equipment Rentals, Inc., High Reach Company, Inc. and High Reach Leasing Company, Reliable Rental & Supply Co., Inc., Ray L. O'Neal, Inc. and Arenco, LLC, and Action Equipment Company, Inc. and Action Supply Co., Inc., incorporated by reference in this Registration Statement and the Schedule of our company incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Logan Equipment Corporation as of December 31, 1997 and for the year then ended, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing therein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses and costs payable by the Company (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement. All amounts are estimated except for the SEC registration fee.

                                                                AMOUNT
                                                              ----------
Registration fee under Securities Act.......................  $ 2,142.00+
Legal fees and expenses.....................................   10,000.00*
Accounting fees and expenses................................   10,000.00*
Printing and engraving expenses.............................    7,000.00*
Miscellaneous expenses......................................    3,000.00*
                                                              ----------
          Total.............................................  $32,142.00*
                                                              ==========

     --------------------
     + Does not include registration fees of $26,123.39 and $124,245.83 already paid for an aggregate of 51,529,357 shares of common stock previously registered and carried forward to be included in this Registration Statement pursuant to Rule 429 under the Securities Act.
     * estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation, as amended (the "Certificate") provides that the Company shall indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Bylaws provides that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, the Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company intends to obtain primary and excess insurance policies insuring the directors and officers of the Company and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

     Additionally, reference is made to the Company's Underwriting Agreement from its initial public offering, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following documents are filed as exhibits to this registration statement:

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  2.1     --  Agreement and Plan of Merger, dated as of January 20, 1999, between the Company and Rental Service Corporation.(5)
  2.2     --  Stock Option Agreement, dated as of January 20, 1999,
              between the Company and Rental Service Corporation.(5)
  2.3     --  Stock Option Agreement, dated as of January 20, 1999,
              between Rental Service Corporation and the Company.(5)
  2.4     --  Voting Agreement, dated as of January 20, 1999, between Kirk
              Holdings Limited Partnership, H. Family investments, Inc.
              and Huizenga Investments Limited Partnership, as
              shareholders, and Rental Service Corporation.(5)
  2.5     --  Termination and Release Agreement, dated May 20, 1999, between the Company and Rental Service Corporation.(6)
  2.6     --  Stock Option Termination Agreement dated May 20, 1999, between the Company and Rental Service Corporation.(6)
  3.1     --  Amended and Restated Certificate of Incorporation of the
              Company.(2)
  3.2     --  Amended and Restated By-Laws of the Company.(1)
  3.3     --  Certificate of Designation for Series A Convertible
              Preferred Stock.(7)
  3.4+    --  Certificate of Amendment to Certificate of Designation for
              Series A Convertible Preferred Stock.
  4.1     --  Unregistered 10 3/8% Global Senior Subordinated Notes due
              2008.(4)
  4.2     --  Registered 10 3/8% Senior Subordinated Notes due 2008.(4)
  4.3     --  Senior Subordinated Guarantee dated December 11, 1998, of the guarantors.(4)
  4.4     --  Indenture, dated December 11, 1998, by and among Company, the Guarantors and The Bank of New York.(4)
  4.5     --  Registration Rights Agreement, dated December 11, 1998, by and among the Company, the Guarantors and the Initial
              Purchasers as defined therein.(4)

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  4.6     --  Fourth Amended and Restated Revolving Credit and Term Loan
              Agreement, dated as of July 20, 1999, by and among the
              Company, its subsidiaries, BankBoston N.A., as
              administrative agent, Bankers Trust Company, as syndication agent, BancBoston Robertson Stevens Inc. and Deutsche Bank
              Securities Inc., as coarrangers, and the other lending
              institutions named therein.(7)
  4.7     --  Amended and Restated Security Agreement, dated as of July
              20, 1999, between the Company, its subsidiaries and
              BankBoston, N.A.(7)
  4.8     --  Amended and Restated Stock Pledge Agreement, dated as of
              July 20, 1999, between the Company, NRGP, Inc. and
              BankBoston, N.A.(7)
  5.1+    --  Opinion of Akerman, Senterfitt & Eidson, P.A.
 10.1     --  Stock Purchase Agreement, dated August 15, 1997, by and among the Company, Sam's and the shareholders of Sam's,
              together with Amendment nos.1-6.(1)
 10.2     --  Form of Unsecured Subordinated Promissory Notes-Sam's.(1)
 10.3     --  Form of Unsecured Convertible Promissory Notes-Sam's.(1)
 10.4     --  Form of Unsecured Contingent Convertible Subordinated
              Promissory Notes-Sam's(1)
 10.5     --  Agreement, dated September 22, 1997, between the Company and
              Gary L. Gabriel.(1)
 10.6     --  Asset Purchase Agreement, dated December 8, 1997, by and among NationsRent of Ohio, Inc., R&R Rental, Inc. ("R&R) and the sole shareholder of R&R, together with an Amendment
              dated December 10, 1997.(1)
 10.7     --  Form of Unsecured Subordinated Promissory Note-R&R.(1)
 10.8     --  Asset Purchase Agreement, dated December 8, 1997, as
              amended, among NationsRent of Indiana, Inc. and C&E Rental and Service, Inc. ("C&E"), together with an Amendment dated
              December 23, 1997.(1)
 10.9     --  Form of Unsecured Convertible Subordinated Promissory Note
              C&E.(1)
 10.10    --  Stock Purchase Agreement, dated December 20, 1997, as
              amended, among NationsRent of West Virginia, Inc., Titan,
              together with an Amendment dated December 31, 1997.(1)
 10.11    --  Form of Unsecured Convertible Subordinated Promissory Note
              -Titan.(1)
 10.12    --  Stock Purchase Agreement, dated March 24, 1998, among the
              Company, Bode-Finn Limited Partnership ("Bode- Finn") and
              the shareholders of Bode-Finn, together with Amendment No.
              1, dated April 6, 1998, and Amendment No. 2, dated April 17,
              1998.(1)
 10.13    --  Form of Unsecured Convertible Subordinated Promissory
              Notes-Bode-Finn.(1)
 10.14    --  Form of Warrant-Bode-Finn.(1)
 10.15    --  Registration Rights Agreement, dated May 5, 1998, among the
              Company, Bode-Finn, and Raymond E. Mason Foundation.(1)
 10.16    --  Asset Purchase Agreement, dated March 25, 1998, among
              NationsRent of Indiana, Inc., RFL, Enterprises, Inc. and the
              sole shareholder of RFL Enterprises, Inc. ("RFL").(1)
 10.17    --  Asset Purchase Agreement, dated April 21, 1998, among
              NationsRent of Florida, Inc. and Naples Rent-All and Sales
              Company, Inc. ("Naples").(1)
 10.18    --  Form of Unsecured Convertible Subordinated Promissory
              Note-Naples.(1)
 10.19    --  Stock Purchase Agreement, dated May 7, 1998, among the
              Company, Raymond Equipment Co. ("Raymond Equipment") and the
              shareholders of Raymond Equipment.(1)
 10.20    --  Form of Unsecured Subordinated Promissory Notes-Raymond
              Equipment.(1)
 10.21    --  Form of Unsecured Convertible Subordinated Promissory
              Notes-Raymond Equipment.(1)

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 10.22    --  Asset Purchase Agreement, dated May 14, 1998, among the
              Company and General Rental, Inc.(1)
 10.23    --  Stock Purchase Agreement, dated May 30, 1998, among the
              Company, J. Kelly Co., Inc. ("J. Kelly") and the
              shareholders of J. Kelly.(1)
 10.24    --  Form of Unsecured convertible Subordinated Promissory
              Note-J. Kelly.(1)
 10.25    --  Form of Registration Rights Agreement among the Company and the shareholders of J. Kelly.(1)
 10.26    --  Asset Purchase Agreement, dated June 7, 1998, among the
              Company, Associated Rental Equipment Management Company,
              Inc. ("Associated") and the sole shareholder of
              Associated.(1)
 10.27    --  Form of Unsecured Convertible Subordinated Promissory
              Note-Associated.(1)
 10.28    --  Form of Registration Rights Agreement-Associated.(1)
 10.29    --  Form of Subscription Agreement, dated May 1998, between the
              Company and certain subscribers.(1)
 10.30    --  NationsRent Amended and Restated 1998 Stock Option Plan.(7)
 10.31    --  Form of Stock Option Agreement.(1)
 10.32    --  Amended and Restated Purchase Agreement, dated as of
              September 9, 1998, by and among NationsRent, Inc., Ray L.
              O'Neal, Inc., Arenco, L.L.C., Don R. O'Neal, Elizabeth M.
              O'Neal and the O'Neal Revocable Trust dated December 29,
              1987.(3)
 10.33    --  Unsecured Convertible Subordinated Promissory Note, dated as of October 23, 1998, from the Company to Ray L. O'Neal,
              Inc.(3)
 10.34    --  Preferred Stock Purchase Agreement, dated July 20, 1999, by and among the Company, NR Holdings Limited and NR
              Investments Limited.(7)
 10.35    --  Registration Rights Agreement, dated as of July 20, 1999, by and between the Company, NR Holdings Limited, NR Investments
              Limited, James L. Kirk and H. Wayne Huizenga.(7)
 21.1+    --  Subsidiaries of the Company
 23.1+    --  Consent of Arthur Andersen LLP
 23.2+    --  Consent of Ernst & Young LLP
 23.3+    --  Consent of Akerman, Senterfitt & Eidson, P.A. (included in
              Exhibit 5.1 above)
 24.1+    --  Powers of Attorney (included on signature page)

---------------

 +  Filed with this Registration Statement.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, Commission File No. 333-56233.
(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998.
(3) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 9, 1998.
(4) Incorporated by reference to the Company's Registration Statement on Form S-4, Commission File No. 333-69691.
(5) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 8, 1999.
(6) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 21, 1999.
(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

     (b) Financial Statement Schedule. The following financial statement schedule is filed on page F-27 herewith:

        Financial Statement Schedule II, Valuation and Qualifying Accounts and Reserves, for the Periods Ended December 31, 1998 and 1997.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on October 7, 1999.

                                          NATIONSRENT, INC.

                                          By: /s/ JAMES L. KIRK
                                            ------------------------------------
                                              James L. Kirk
                                              Chairman of the Board and Chief
                                              Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gene J. Ostrow and Kris E. Hansel his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
                 /s/ JAMES L. KIRK                   Chairman of the Board and          October 7, 1999
---------------------------------------------------  Chief Executive Officer
                   James L. Kirk                     (principal executive
                                                     officer)

                /s/ GENE J. OSTROW                   Executive Vice President and       October 7, 1999
---------------------------------------------------  Chief Financial Officer
                  Gene J. Ostrow                     (principal financial
                                                     officer)

                /s/ KRIS E. HANSEL                   Vice President and                 October 7, 1999
---------------------------------------------------  Controller (principal
                  Kris E. Hansel                     accounting officer)

              /s/ THOMAS H. BRUINOOGE                Director                           October 7, 1999
---------------------------------------------------
                Thomas H. Bruinooge

                /s/ GARY L. GABRIEL                  Director                           October 7, 1999
---------------------------------------------------
                  Gary L. Gabriel

               /s/ H. WAYNE HUIZENGA                 Director                           October 7, 1999
---------------------------------------------------
                 H. Wayne Huizenga

               /s/ HARRIS W. HUDSON                  Director                           October 7, 1999
---------------------------------------------------
                 Harris W. Hudson

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
                 /s/ IVAN W. GORR                    Director                           October 7, 1999
---------------------------------------------------
                   Ivan W. Gorr

            /s/ CHRISTOPHER J. O'BRIEN               Director                           October 7, 1999
---------------------------------------------------
              Christopher J. O'Brien

             /s/ CHARLES J. PHILIPPIN                Director                           October 7, 1999
---------------------------------------------------
               Charles J. Philippin